EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

of 333 South Hope Street, Suite 2525, Los Angeles, CA 90071

At the close of business December 31, 2024, published in accordance with Federal regulatory authority instructions.

Dollar amounts in thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	30,948
Interest-bearing balances	200,909
Securities:
Held-to-maturity securities	0
Available-for-sale debt securities	98,676
Equity securities with readily determinable fair values not held for trading	0
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	0
Securities purchased under agreements to resell	0
Loans and lease financing receivables:
Loans and leases held for sale	0
Loans and leases held for investment	0
LESS: Allowance for credit losses on loans and
leases	0
Loans and leases held for investment,
net of allowance	0
Trading assets	0
Premises and fixed assets (including right-of-use assets)	9,955
Other real estate owned	0
Investments in unconsolidated subsidiaries and associated companies	0
Direct and indirect investments in real estate ventures	0
Intangible assets	856,313
Other assets	105,148

Total assets	$1,301,949

LIABILITIES

Deposits:
In domestic offices	967
Noninterest-bearing	967
Interest-bearing	0
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	0
Securities sold under agreements to repurchase	0
Trading liabilities	0
Other borrowed money:
(includes mortgage indebtedness)	0
Not applicable
Not applicable
Subordinated notes and debentures	0
Other liabilities	264,082
Total liabilities	265,049
Not applicable
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,000
Surplus (exclude all surplus related to preferred stock)	107,246
Not available
Retained earnings	928,635
Accumulated other comprehensive income	19
Other equity capital components	0
Not available
Total bank equity capital	1,036,900
Noncontrolling (minority) interests in consolidated subsidiaries	0
Total equity capital	1,036,900

Total liabilities and equity capital	1,301,949

I, Shana Quinn, CFO of the above-named bank do hereby declare that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

Shana Quinn	)	CFO

We, the undersigned directors (trustees), attest to the correctness of the Report of Condition (including the supporting schedules) for this report date and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Kevin C. Weeks, President	)
Cathleen Sokolowski, Managing Director	)	Directors (Trustees)
Jon M. Pocchia, Senior Director	)